Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

August 28, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Alison White, Esq.
Senior Counsel

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Cannabis ETF (the “Fund”), included in Post-Effective Amendment No. 577 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The response will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
Prospectus

1.	Comment: Please confirm that the Registrant will provide to the SEC staff a finalized copy of the fee table and expense example on page 1 of the Prospectus prior to the Fund’s effective date.
Response: The finalized copy of the fee table and expense example on page 1 of the Prospectus accompanies this letter.

2.	Comment: Please provide the SEC staff with a copy of the index methodology for the Fund’s Underlying Index.
Response: A copy of the index methodology has been provided to the SEC staff under separate cover.

3.
Comment: Please confirm that the Registrant will obtain an opinion of outside counsel, no less than annually, which provides that the Fund should not be deemed to be in violation of applicable U.S. marijuana regulation.

Response: Registrant confirms that it will obtain such opinion on an annual basis and file it with the Fund’s annual registration statement update.

4.	Comment: Please confirm that the Registrant will update the Fund’s EDGAR series and Class ID with the listing exchange ticker when available.
Response: Registrant confirms that it will perform such updates once the Fund’s ticker is available. Registrant also confirms that it will update the Fund’s series and Class ID to reflect its new name.

5.
Comment: Controlled Substances Act Part B’s definition of “marihuana” does not include hemp. Explain the appropriateness of inclusion of hemp companies in the “Marijuana Companies” 80% policy disclosed in the Fund’s “Principle Investment Strategies” section of the Prospectus or, in the alternative, consider revising references to marijuana, including in the name of the Fund, to references to cannabis where appropriate to reflect the inclusion of hemp.

Response: Registrant has determined to revise the name of the Fund to the Global X Cannabis ETF, and references to “marijuana” have been shifted to reference “cannabis” where applicable.

6.	Comment: Please include an additional investment policy noting that the Fund will invest at least 80% of its net assets in Marijuana Companies.
Response: The following investment policy has been inserted into the “Principal Investment Strategies” section of the Prospectus:
The Fund will also invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investments purposes (if any), in Cannabis Companies (as defined below), and in ADRs and GDRs based on such securities.

7.
Comment: Please provide additional disclosure clarifying the meaning of the phrase “financial services related to companies involved in the production, growth and distribution of marijuana” in the description of the Underlying Index.

Response: The above phrase has been replaced with the following:
financial services (insurance offerings, property leasing, financing, capital markets activity and investments) provided to companies involved in the production, growth and distribution of cannabis

8.
Comment: Please confirm that Pre-Revenue Companies will not count towards satisfaction of the 80% test discussed in Comment 6 and include disclosure under “Principal Investment Strategies” on this point. Please clarify how Pre-Revenue Companies are selected by the Index Provider.

Response: The following disclosure has been inserted into the “Principal Investment Strategies” section of the Prospectus:
Additionally, Pre-Revenue Companies do not count towards satisfaction of the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investments purposes (if any), in Cannabis Companies, and in ADRs and GDRs based on such securities.
Additionally, the following disclosure has been inserted into the “Additional Information about the Fund” section of the Prospectus:
The Fund will also invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investments purposes (if any), in Cannabis Companies, and in ADRs and GDRs based on such securities; provided, however, that for the avoidance of doubt, Pre-Revenue Companies shall not count towards satisfaction of such investment policy.
Additionally, the following disclosure has been inserted in the description of the Underlying Index:
In addition, companies that the Index Provider ~~are~~ expects~~ed~~ to derive at least 50% of future revenue, operating income or assets from the ~~marijuana~~cannabis industry ~~value chain~~ based on its review of their primary business operations, capital investments and/or operating expenses, as well other public statements, ~~as determined by the Index Provider,~~ are eligible for inclusion in the Cannabis Index ~~as Marijuana Companies~~ (“Pre-Revenue Companies”).
The Index Provider reviews a Pre-Revenue Company’s primary business operations, capital investments and/or operating expenses through publicly available financials (for example, financial reports filed with a regulatory authority), as well as other public statements made by a Pre-Revenue Company (for example, through website disclosure). If, based on that review the Index Provider determines that a company’s business operations are focused on the cannabis industry, but the company does not yet have reportable revenue associated with such operations, such companies would be eligible for inclusion in the Underlying Index as a Pre-Revenue Company, but limited to an aggregate weight cap of 10% at each quarterly rebalance. Additionally, as noted above, Pre-Revenue Companies will not count towards satisfaction of the 80% investment policy to invest in Cannabis Companies.

9.	Comment: Please provide additional disclosure regarding the Fund’s investments in foreign securities.
Response: The following disclosure replaces the last sentence of the third paragraph in the “Principal Investment Strategies” section of the Prospectus:
As of August 15, 2019, companies listed in the following countries were eligible for inclusion in the Underlying Index: Australia, Canada and the United States.

10.
Comment: In the fourth paragraph of the “Principal Investment Strategies” section of the Prospectus, consider revising the sentence related to modified capitalization weighting, which states “[g]enerally speaking, this approach will limit the amount of concentration in the largest market capitalization companies and increase company-level diversification,” given that the Fund will be non-diversified.

Response: The above sentence has been replaced with the following:
Generally speaking, this approach will limit the amount of concentration in the largest market capitalization companies and thereby increase exposure to other companies.

11.
Comment: Please confirm and disclose that the Adviser is reviewing companies held by the Fund to verify that the companies held meet the Eligibility Criteria. Explain why a quarterly review, rather than a monthly review, is appropriate.

Response: The following disclosure has been included in the seventh paragraph of the “Principal Investment Strategies” section of the Prospectus:
The Adviser reviews publicly available information related to Underlying Index constituents for violations of Eligibility Criteria in connection with each quarterly and intra-quarter reconstitution of the Underlying Index.
Securities are added to/removed from the Underlying Index only at: 1) the quarterly reconstitution; or 2) intra-quarter reconstitutions. The Adviser has designed its procedures with respect to review of the Fund’s securities for Eligibility Criteria to align with this schedule. Specifically, the Adviser reviews publicly available information when a security is added to/removed from the Underlying Index at an intra-quarter reconstitution. Additionally, the Adviser reviews publicly available information at each regularly scheduled reconstitution. The Registrant believes that this review schedule is appropriate as it aligns with the Underlying Index reconstitution schedule and ensures that reviews are being conducted not only on a regular quarterly basis, but also more frequently when intra-quarter reconstitutions arise that might call into question an index component’s continued satisfaction of the Eligibility Criteria.

12.	Comment: Provide additional disclosure that, in the event that an underlying security is removed from the Underlying Index, the Fund will promptly cease to invest in such security.
Response: The following disclosure has been added to the seventh paragraph of the “Principal Investment Strategies” section of the Prospectus:
“If, after acquiring a company’s securities, the company, in the Adviser’s opinion, no longer meets the Eligibility Criteria, or if the security is removed from the Underlying Index by the Index Provider for failure to comply with laws, rules and regulations applicable to their business, the Fund will promptly sell that position, potentially at a time when it is disadvantageous to do so.”
Registrant notes, however, that should a security be removed from the Underlying Index for reasons other than failure to meet the Eligibility Criteria/comply with applicable law, there may be scenarios where, in keeping with the Fund’s investment strategy, and as permitted by its exemptive relief, it may be inadvisable to promptly divest from a constituent that is not included in the Underlying Index.

13.	Comment: Revise the Eligibility Criteria in order to clarify what is meant by “marijuana-related activities”.
Response: The Eligibility Criteria in the “Principal Investment Strategies” section of the Prospectus has been replaced with the following to simplify the disclosure and make it more clear:

•
Each company must have securities listed on an exchange that requires compliance with all laws, rules and regulations applicable to their business, which includes U.S. federal laws if the company performs activities in the U.S. or is otherwise subject to U.S. jurisdiction.

•
Each company may only supply products and/or perform services related to the cannabis industry in a manner that is legal under applicable national and local laws, including U.S. federal, state, and local laws.

“Legal under applicable national and local laws” refers to being permitted under the applicable (i) controlled substance or (ii) food, drug, and cosmetics, or equivalent laws and regulations under whose jurisdiction the company is subject that govern the cultivation, production or distribution, for medical or non-medical purposes, of cannabis in a particular country. The Adviser reviews publicly available information related to Underlying Index constituents for violations of Eligibility Criteria in connection with each quarterly and intra-quarter reconstitution of the Underlying Index. If, after acquiring a company’s securities, the company, in the Adviser’s opinion, no longer meets the Eligibility Criteria, or if the Index Provider removes the company from the Underlying Index for failure to comply with laws, rules and regulations applicable to their business, the Fund will promptly sell that position, potentially at a time when it is disadvantageous to do so. As of the date of this Prospectus, Cannabis Companies that grow or distribute marijuana inside the U.S. fail to meet Eligibility Criteria.

14.	Comment: Please confirm that the Adviser expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index, before fees and expenses, will exceed 95%.
Response: Registrant confirms that this statement is accurate.

15.	Comment: Please disclose whether the Fund is non-diversified in the “Principal Investment Strategies” section of the Prospectus.
Response: Registrant does not believe that the Fund’s regulatory status as a non-diversified investment company is itself an investment strategy, rather it is a result of the Fund’s strategies, and is most appropriately addressed in the Fund’s risk disclosure. We note that this approach is consistent with the requirements of Form N-1A. Item 4(b)(iv) of Form N-1A, relating to principal risks of investing in a fund, notes the following: “[i]f applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Summary of Principal Risks” section addresses Item 4(b)(iv). As a result, Registrant believes its current disclosure is sufficient and appropriately located within the document.

16.	Comment: Please order the principal risks disclosed in the prospectus in order of importance rather than alphabetical order.
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

17.	Comment: Please provide additional disclosure related to the risks associated with investing in depositary receipts in the “Summary of Principle Risks” section.
Response: Registrant will add the below risk disclosure related to depositary receipts to the “Summary of Principle Risks” section.
Risks Related to Investing in Depositary Receipts: The Fund may invest in depositary receipts, such as ADRs and GDRs.  Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies. For additional details on these risks, please see Foreign Securities Risk.  Moreover, depositary receipts may not track the price of the underlying foreign securities on which they are based.  A holder of depositary receipts may also be subject to fees and the credit risk of the financial institution acting as depositary.

18.
Comment: Consider revising “Commodity Exposure Risk” and “Commodity Price Relationship Risk” in the “Summary of Principle Risks” and “A Further Discussion of Principal Risks” sections of the Prospectus to remove references to the “underlying commodities market” to make clear that no cannabis commodities market currently exists.

Response: Although there is no commodities futures market for cannabis, there is a spot market for cannabis (i.e., the actions of legal purchasers and sellers of cannabis for immediate delivery effectively create a “going rate” for cannabis). Registrant will replace general references to the “underlying commodities market” and “commodity prices” with references to cannabis and the price thereof. In addition, the Registrant will rename “Commodity Exposure Risk” as “Cannabis Price Fluctuation Risk” and will rename “Commodity Price Relationship Risk” as “Cannabis Price Relationship Risk.”

19.	Comment: Please disclose whether there is any limit in the percent of foreign securities in which the Fund may invest.
Response: The following sentence has been added to “Foreign Securities Risk” in the “Summary of Principal Risks” section:
The Fund may invest, without limit, in foreign securities.

20.
Comment: Please clarify what is meant by “personal cultivation of marijuana” in the discussion related to “Risks Related to Investing in Marijuana Companies” in the “Summary of Principal Risk” section.

Response: This reference has been replaced with reference to “laws that permit individuals to grow cannabis for personal, non-commercial use” to clarify the disclosure.

21.	Comment: Consider revising the section “Additional Information About the Fund” to clarify that the Fund will be engaged in a representative sampling strategy.
Response: The third through seventh sentences of the second paragraph in the section “Additional Information About the Fund” have been replaced with the below to clarify how the Fund’s representative sampling strategy will be implemented in connection with the Eligibility Criteria:
Although the Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In particular, the Fund may purchase a sample of securities in its Underlying Index if the Adviser determines that one or more of the securities in the Underlying Index may fail to meet the Eligibility Criteria. In these circumstances, the Fund may purchase a sample of securities in its Underlying Index. As a result, the Fund may or may not hold all of the securities in the Underlying Index, and the Fund may invest in a representative sample of securities that collectively has an investment profile similar to the Underlying Index.

22.
Comment: Please confirm that hemp is defined as cannabis with less than 0.3 percent tetrahydrocannabinol (“THC”) per dry weight, rather than as marijuana with less than 0.3 percent tetrahydrocannabinol (“THC”) per dry weight.

Response: Confirmed. Registrant has replaced references to marijuana with references to cannabis as appropriate.

23.	Comment: Please disclose whether the Index Provider is affiliated with the Adviser, and file any sub-license agreement between the Fund and the Adviser as an exhibit to the Registration Statement.
Response: Registrant confirms that the Index Provider is not affiliated with the Adviser. The Trust and the Adviser have entered into a blanket sub-license agreement. A copy of this agreement has been filed as an exhibit to the Registration Statement.
Statement of Additional Information

24.
Comment: Disclosure under the “Equity Swaps, Total Rate of Return Swaps and Currency Swaps” notes that the “The Fund may invest up to 20% of its total assets in swap contracts.” Consider providing additional disclosure related to the risks associated with investing in swaps and futures in the “Summary of Principle Risks” section.

Response: Although the “Investment Objective, Strategies and Risks” section of the Statement of Additional Information provides that the Fund has the ability to invest in such instruments, the Registrant does not currently foresee that the Fund will invest in such instruments in a material manner. As such, Registrant does not believe that such risk currently constitutes a principle risk of the Fund.

25.
Comment: Confirm whether discussions related to investments in Russian securities and investments in China A-Shares included in the “Foreign Investments – Emerging Markets” disclosure under the “Investment Objective, Strategies and Risks” section of the Statement of Additional Information are appropriate for the Fund.

Response: Registrant has revised “Foreign Investments – Emerging Markets” disclosure to remove such references.
Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lisa Whittaker

Lisa Whittaker
General Counsel
Global X Management Company, LLC

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